July 30, 2021

DeCarlo McLaren

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Variable Trust; File Nos. 333-131820, 811-21853

Dear Mr. McLaren:

On May 19, 2021, Northern Lights Variable Trust (the “Trust” or “Registrant”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of TOPS Global Target Range Portfolio (the “Portfolio”). On July 6, 2021, you provided comments by phone to Brian Doyle-Wenger. On July 28, 2021, you provided additional comments to Mr. Doyle-Wenger. Please find below a summary of those additional comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the prospectus and statement of additional information. Those comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

Prospectus

1.	Comment: With regard to the Registrant’s response to comment 7, please revise all references to “fund flows” to explain in plain english what is meant by “fund flows”.

Response: The Registrant notes that it has revised all references to “fund flows” in the Portfolio’s prospectus to reflect the disclosure below (deleted text is struck and added text is underlined):

The Portfolio’s returns are expected to be similar to the returns of the Index but will not match the Index’s returns due to ~~fund flows~~ the amount and timing of assets that flow in and out of the Portfolio and the Portfolio’s fees and expenses.

2.	Comment: With regard to the Registrant’s response to comment 7, please revise the response to remove the extra “global”.

Response: The Registrant acknowledges the error in the Registrant’s response letter and will ensure it is not included in the Portfolio’s prospectus.

3.	Comment: With regard to the Registrant’s response to comment 8, please revise the Registrant’s response to explain in plain english what is meant by “cost above protection level in the option”.

Response: The Registrant revised the disclosure (added text is underlined):

When the call options are sold, the Fund will receive a premium. The premium received from the sale of call options is generally expected to offset a portion of the cost to the Portfolio of purchased call options.~~; however, the written call options also limit maximum returns from the Portfolio’s purchase of long call options and historically~~ As a general example (not indicative of actual cost, which will vary), if the premium received for selling a call option was 1.5% and the marginal cost (difference between the options premium and the intrinsic value) paid for purchasing a long call option was 2.0%, the net cost of the call spread strategy would be assumed to be near 0.50%. Historically, there has been a net positive cost for the call spread strategy followed in the index.

4.	Comment: With regard to Registrant’s response to comment 9, please revise the response by replacing “appreciate” with “more than”.

Response: The Registrant declines to revise the existing disclosure because the Registrant believes “appreciate” and “more than” are synonymous.

5.	Comment: Please revise the Registrant’s response to comment 9 to explain in plain english what is meant by “out of the money”.

Response: However, if shares of the Underlying ETF do not appreciate above the strike price prior to the expiration date, the call option may end up worthless and the seller retains the premium it received. For example, if a 2% premium were received for writing a 15% out of the money call and the Underlying ETF does not appreciate beyond the original strike price, then the fund would have no further obligation regarding the option and it would expire worthless (a call option is “out of the money” if the underlying price of the ETF is less than the strike price of the option). The assumed return to the fund for writing in this particular option, in this example, would be the 2% premium received less any reflected brokerage expenses.

6.	Comment: Please revise the risk factor added in response to comment 12 by moving the last sentence of the risk disclosure to the second sentence.

Response: The Registrant has revised the risk disclosure (added text is underlined and deleted text is struck):

Rolling Risk. The Portfolio’s investment strategy is subject to risks related to rolling. Because of the frequency with which the Portfolio expects to roll option contracts may be greater than the impact would be if the Portfolio experienced less portfolio turnover. The price of options contracts further from expiration may be higher, which can impact the Portfolio’s returns.

~~Because of the frequency with which the Portfolio expects to roll option contracts may be greater than the impact would be if the Portfolio experienced less portfolio turnover.~~

* * * * *

If you have any questions or additional comments, please call the undersigned at 614-469-3294.

Very truly yours,

/s/ Brian Doyle-Wenger

Brian Doyle-Wenger

cc: Andrew Davalla, JoAnn M. Strasser